May 1, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

RE:    Granite Construction Incorporated
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated April 21, 2014 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”). For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 6 - Construction and Line Item Joint Ventures, page F-24

Unconsolidated Construction Joint Ventures, page F-25

1.
In your summary financial information related to unconsolidated construction joint ventures, in future filings please include total net income along with Granite’s interest for the years presented. Refer to Article 1-02(bb)(1)(ii) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and will include total net income along with Granite’s interest therein for all periods presented. Language consistent with the following has been included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014:
During the three months ended March 31, 2014 and 2013, the net income of unconsolidated construction joint ventures was $51.0 million and $66.0 million, respectively, of which our share was $2.6 million and $17.0 million, respectively.

Note 19 - Legal Proceedings, page F-44

2.
You state there is a possible likelihood of liability for amounts related to DBE Issues in excess of your accrual and the resolution of the matters may have a material adverse effect. In future filings, please disclose the amount or range of reasonably possible losses in addition to the amount accrued or disclose that the amount cannot be estimated. Refer to ASC 450-20-50.

Response:

We acknowledge the Staff’s comment and will modify future filings. We note for the Staff that developments in the referenced DBE matter have occurred since the filing of the 2013 10-K. Information regarding these developments has been included in the Legal Proceedings footnote in our Form 10-Q for the quarter ended March 31, 2014, and will be consistent with the following:

Investigation Related to Grand Avenue Project Disadvantaged Business Enterprise (“DBE”) Issues: On March 6, 2009, the U.S. Department of Transportation, Office of Inspector General served upon our wholly-owned subsidiary, Granite Construction Northeast, Inc. (“Granite Northeast”), a United States District Court, Eastern District of New York Grand Jury subpoena to produce documents. The subpoena sought all documents pertaining to the use of a DBE firm (the “Subcontractor”), and the Subcontractor’s use of a non-DBE subcontractor/consultant, on the Grand Avenue Bus Depot and Central Maintenance Facility for the Borough of Queens Project (the “Grand Avenue Project”), a Granite Northeast project, that began in 2004 and was substantially complete in 2008. The subpoena also sought any documents regarding the use of the Subcontractor as a DBE on any other projects and any other documents related to the Subcontractor or to the subcontractor/consultant. Granite Northeast produced the requested documents, together with other requested information. Subsequently, Granite Northeast was informed by the Department of Justice (“DOJ”) that it is a subject of an investigation, along with others, and that the DOJ believes that Granite Northeast’s claim of DBE credit for the Subcontractor was improper. In addition to the documents produced in response to the Grand Jury subpoena, Granite Northeast has provided requested information to the DOJ, along with other federal and state agencies (the “Agencies”) concerning other DBE entities for which Granite Northeast has historically claimed DBE credit. The Agencies have informed Granite Northeast that they believe that the claimed DBE credit taken for some of those other DBE entities was improper. Granite Northeast has met several times since January 2013 with Assistant United States Attorneys and the Agencies’ representatives to discuss the status of the government’s criminal investigation of the Grand Avenue Project participants, including Granite Northeast, and for Granite Northeast and the Agencies to discuss their respective positions on, and potential resolution of, the issues raised in the investigation. As a result of this investigation, Granite Northeast is subject to potential civil, criminal, and/or administrative penalties or sanctions, as well as certain costs related to future DBE compliance activities. Granite believes that the incurrence of some form of penalty or sanction is probable, and has therefore recorded what it believes to be the most likely amount of liability it may incur in its condensed consolidated balance sheet as of March 31, 2014. Granite believes that it is reasonably possible that it may incur liability in relation to this matter that is in excess of such accrual; however, it is not possible to reasonably estimate the amount or range of any such excess. The resolution of the matters under investigation could have direct or indirect consequences that could have a material adverse effect on our financial position, results of operations and/or liquidity.
Signatures

3.
Please confirm that in future filings your principal financial officer and principal accounting officer or controller will sign in their individual capacities. Refer to General Instruction D(2)(a) of Form 10-K.

Response:

We acknowledge the Staff’s comment and note that Ms. Laurel J. Krzeminski, Senior Vice President and Chief Financial Officer, is our principal financial officer and principal accounting officer. We confirm that in future filings
Ms. Krzeminski will sign in her individual capacity in the ‘Signatures’ section of the Form 10-K.

In connection with our response to the Staff’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Senior Vice President and Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)

cc: Thomas D’Orazio, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
Bradley G. Graham, Vice President, Corporate Controller, Granite Construction Incorporated
Richard A. Watts, Senior Vice President, General Counsel and Secretary, Granite Construction Incorporated
John Eilers, PricewaterhouseCoopers LLP